EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS

TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2011	12/31/2010
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$587	$614

Adjustments to income

Add: Distributed income from less than 50% owned companies	4	2

Add: Fixed charges as presented below	251	221

Subtract: Interest capitalized	1	0

Add: Amortization of interest previously capitalized	0	0

Earnings	$843	$837

Computation of fixed charges:

Interest incurred	$222	$193

Interest capitalized	1	0

Amortization of debt related costs	10	10

Portion of rental expense representative of interest (1)	18	18

Total fixed charges	$251	$221

Ratio of earnings to fixed charges	3.4	3.8

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.